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                                                                     Exhibit 3.2

                              AMENDMENT TO BY-LAWS

                                       OF

                  WISCONSIN CENTRAL TRANSPORTATION CORPORATION

                                JANUARY 12, 2001


          SECTION 3.2. IS AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

          SECTION 3.2. NUMBER, ELECTION, TERM OF OFFICE AND QUALIFICATIONS. The number of directors which shall constitute the whole board shall consist of not less than four (4) nor more than twelve (12) persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the board of directors pursuant to a resolution adopted by two-thirds of the entire board of directors, but no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Directors shall be elected annually to serve for one year terms. Directors need not be stockholders.

          SECTION 3.3. IS AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

          SECTION 3.3. VACANCIES. Except as provided in the certificate of incorporation of the corporation, vacancies occurring in the board of directors and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected in accordance with this paragraph shall hold office until the next annual meeting of the shareholders or until his or her earlier death, resignation or removal in a manner permitted by statute or these by-laws.

          SECTION 3.13. IS DELETED IN ITS ENTIRETY.

APPROVED BY THE STOCKHOLDERS ON JANUARY 12, 2001.


                                Ex. 3.2 - Page 1